U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers

                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                                  Soldnet, Inc.
                          -----------------------------
                         (Name of Small Business Issuer)


           Delaware                                              03-0390855
            --------                                             ----------
(State or Other Jurisdiction of                               I.R.S. Employer
 Incorporated or Organization)                             Identification Number


                  4719 Quarton Road, Bloomfield Hills, MI 48301
          ------------------------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                  248-855-2138
                                  -------------
                           (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:  Common Stock
                                                             Par Value $0.001
                                                             (Title of Class)

                                     PART I

ITEM 1. BUSINESS.

Soldnet, Inc. (the "Company"), was incorporated on February 21, 2001, under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.

         The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.

         The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

         There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

         * the ability to use registered securities to make acquisitions of assets or businesses;

         *        increased visibility in the financial community;

         *        the facilitation of borrowing from financial institutions;

         *        improved trading efficiency;

         *        shareholder liquidity;

         *        greater ease in subsequently raising capital;

         * compensation of key employees through stock options for which there may be a market valuation;

         *        enhanced corporate image;

         *        a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

         A business entity, if any, which may be interested in a business combination with the Company may include the following:

         * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

         * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         * a foreign company which may wish an initial entry into the United States securities market;

         * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

         * a company seeking one or more of the other perceived benefits of becoming a public company.

         A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

         No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

         The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.

RISK FACTORS

         The Company's business is subject to numerous risk factors, including the following:



         NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

         SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

         SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be a insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

         IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking the Company's participation.

         NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION--NO STANDARDS FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

         CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.

         CONFLICTS  OF  INTEREST--GENERAL.  The  Company's  officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS,EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest." Additionally, President Judith Stahl is currently an officer and director for another blank check company known as Speednet, Inc. Speednet, Inc. is a company reporting quarterly results to the SEC. It is the intent of management to consummate a merger or acquisition with each of these companies. However, there is an inherent conflict of interest with respect to both companies Mrs. Stahl is affiliated with. Management, therefore, has agreed that the companies will be given priority based upon the time of the initial incorporation and filing of the 10-SB with the SEC.


         REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

         LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.


         REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

         PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

         REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.

         TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

         POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company will require audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.

ITEM 2. PLAN OF OPERATION

         The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the initial filing date of this Registration Statement, neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with the Company.

         Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both. The Company has entered into an agreement with Judith Stahl to supervise the search for target companies as potential candidates for a business combination. Judith Stahl has received common stock of the Company in consideration of its agreement to provide such services. Judith Stahl will pay the costs and expenses she will incur in supervising the search for a target company. Judith Stahl anticipates that she will enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. Judith Stahl is fully authorized to enter into any agreement binding the Company, which can only be done by action of the Company's officers, directors and shareholders, as may be required. Judith Stahl is an affiliate of the Company's management.

         See Item 4: SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

         The Company has no full time employees. The Company's President has agreed to allocate a portion of her time to the activities of the Company, without compensation. The President anticipates that the business plan of the Company can be implemented by her devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer. In addition, the Company has an agreement with the Company's President to perform services without compensation. There have been no services provided through the date of the filing or this Form 10-SB by the President. When such services are provided, the Company will record the services at their fair value as a capital contribution.

         See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Other Current Blank Check Companies" Nil.

         The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.

GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

         The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.

         The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

         The Company will not restrict its search for any specific kind of business entities, but may acquire a venture, which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

         Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Following a business combination, the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

         A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

ACQUISITION OF OPPORTUNITIES

         In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

         With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

         The Company will not enter into a business combination with any entity, which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K, which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

         Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.

         The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

         As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

         A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.

         A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with a Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

         Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

         The Company will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                 Amount of Beneficial         Percentage
of Beneficial Owner                  Ownership                 of Class

Judith Stahl                           200,000                   100%
4719 Quarton Rd
Bloomfield Hills, MI 48301

All Executive Officers
and Directors as a Group
(1 Person)                             200,000                   100%

         (1) Mrs. Stahl is the controlling shareholder, sole director and officer of the Company. Judith Stahl serves as a marketing and consulting person for Soldnet Inc. Judith Stahl has agreed to provide certain services for the Company. See "PLAN OF OPERATIONS General Business Plan".

         (2) As the controlling shareholder, sole director and officer of the Company, Mrs. Stahl is deemed to be the beneficial owner of the common stock of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which she has served as such, and the business experience during at least the last five years:

The Company has one Director and Officer as follows:

Name                                  Age         Positions and Offices Held

Judith Stahl                          36          President, Secretary, Director
4719 Quarton Rd
Bloomfield Hills, MI 48301


                              PROFESSIONAL HISTORY

Mrs. Stahl graduated from the University of Western Ontario with A B.S. in Office Management Studies. From 1987 through 1990 she worked as a political strategist and speech writer in Canada. From 1990 though 1992 Mrs. Stahl worked as a Marketing and Advertising Coordinator. Since 1992 she has worked as a Independent Business Consultant.

         There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

PREVIOUS BLANK CHECK COMPANIES-  None.

CURRENT BLANK CHECK COMPANIES- Judith Stahl is currently an officer, director and/or beneficial shareholder of Speednet, Inc., another blank check company. Addittionally, Mrs. Stahl could become an officer, director and/or beneficial shareholder of other blank check companies where the initial business purpose of these companies is to engage in a business combination with an unidentified company or companies and will be classified as a blank check company until completion of a business combination. In most instances when a business combination is transacted with a blank check company, it is required to file aCurrent Report on Form 8-K describing the transaction.


CONFLICTS OF INTEREST

         The Company's officer and director expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

         A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, any blank check companies with which management is, or may be, affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mrs. Stahl will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mrs. Stahl.

Mrs.Stahl is an independent Business consultant. As such, demands may be placed on the time of Mrs.Stahl which will detract from the amount of time she is able to devote to the Company. Mrs.Stahl intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mrs.Stahl would not attend to other matters prior to those of the Company. Mrs.Stahl projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

         Mrs.Stahl is the President, Director and controlling shareholder of the Company. Judith Stahl is the sole shareholder and owns 200,000 shares of the Company's common stock. At the time of a business combination, management expects that some or all of the shares of Common Stock owned by Judith Stahl will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by Judith Stahl cannot be determined at this time.

         The terms of business combination may include such terms as Mrs.Stahl remaining a director or officer of the Company. The terms of a business combination may provide for a payment by cash or otherwise to Judith Stahl for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mrs.Stahl would directly benefit from such employment or payment. Such benefits may influence Mrs. Stahl's choice of a target company.

         The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination.

         No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.

         There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

         Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6. EXECUTIVE COMPENSATION.

         The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company and, possibly, in other ways. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has issued a total of 200,000 shares of Common Stock to the following persons for services:

Name                          Number of Total Shares               Consideration

Judith Stahl                      200,000                             services

         Mrs. Stahl is the sole director, controlling shareholder and president of Judith Stahl. With respect to the sales made to Judith Stahl, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Rule 506 promulgated thereunder.

ITEM 8. DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, par value $.0001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

         Dividends, if any, will be contingent upon the company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

         The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker).

         Following a business combination, a target company will normally wish to list the Company's common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.


         In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv)three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

         If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted on the NASD OTC Bulletin Board or in the "pink sheets" published by the National Quotation Bureau, Inc.

TRANSFER AGENT

         It is anticipated the company will engage Holiday Stock Transfer, 100f, 4350 E. Camelback Rd. Phoenix, Arizona, 85018 will act as transfer agent for the common stock of the Company.

GLOSSARY

"Blank Check" Company As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Business                   Combination   Normally   a  merger,   stock-for-stock
                           exchange or stock-for-assets exchange between the Registrant and a target company.

The Company or             The Corporation  whose common stock is the subject of
The registrant             this Registration Statement.




Exchange Act               The Securities Exchange Act of 1934, as amended.

"Penny Stock"              Security  As defined in Rule  3a51-1 of the  Exchange
                           Act, a "penny stock" security is any equity security other than a security (i) that is a reported security
                           (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing
                           Corporation  (iv)  that  has a price of $5.00 or more
                           (except for  purposes  of Rule 419 of the  Securities
                           Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule
                           3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or 5,000,000 if in operation for less than three years or (b) average revenue of at least
                           $6,000,000 for the last three years.

Securities Act             The Securities Act of 1933, as amended.

                               PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

         (B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

         (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

         There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold securities which were not registered as follows:

      Date                  Name           Number of Shares        Consideration

February 21, 2002       Judith Stahl             200,000              services
                                                                      --------

         Mrs. Stahl is the sole director, controlling shareholder and president of Judith Stahl. With respect to the sales made to Judith Stahl, the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

PART F/S

FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended February 25, 2002. The following financial statements are attached to this report and filed as a part thereof.

                                  Soldnet, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                             AS OF FEBRUARY 25, 2002

                                  Soldnet, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS


1-       INDEPENDENT AUDITORS' REPORT

2-       BALANCE SHEET AS OF FEBRUARY 25, 2002

3-       STATEMENT  OF  OPERATIONS   FOR  THE  PERIOD  FROM  FEBRUARY  21,  2002
         (INCEPTION) TO FEBRUARY 25, 2002

4- STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE PERIOD FROM FEBRUARY 21, 2002 (INCEPTION) TO FEBRUARY 25, 2002

5- STATEMENT OF CASH FLOWS FOR THE PERIOD FROM FEBRUARY 21, 2002 (INCEPTION) TO FEBRUARY 25, 2002

6-      NOTES TO FINANCIAL STATEMENTS AS OF FEBRUARY 25, 2002

                                  THOMAS BAUMAN
                           CERTIFIED PUBLIC ACCOUNTANT
                               4 SCHAEFFER STREET
                       HUNTINGTON STATION, NEW YORK 11746


To the Board of Directors and Stockholders Soldnet, Inc.
(A Development Stage Company)

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying balance sheet of Soldnet, Inc. (a development stage company) as of February 25, 2002 and the statements of operations and accumulated deficit, cash flows and changes in stockholder's equity for the period February 21, 2002 (date of inception) to February 25, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements present fairly, in all material respects, the financial position of Soldnet, Inc. as of February 25, 2002 and the results of its operations and accumulated deficit, its cash flows for the period from February 21, 2002 (date of inception) to February 25, 2002 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. The company's financial position and operating results raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters also are described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ Thomas Bauman
------------------
Thomas Bauman, C.P.A.
February 27, 2002

                                  Soldnet, Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                FEBRUARY 25, 2002


                                     ASSETS

Current Assets:                                  $  -0-
                                                 ------

TOTAL ASSETS                                                    $  -0-
                                                                ======


LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities                              $  -0-
                                                 ------

TOTAL LIABILITIES                                               $  -0-
                                                                ------


STOCKHOLDER'S EQUITY
         Common Stock - $.001 par value,
         40,000,000 shares authorized, 200,000
         issued and outstanding                  $  200
                                                 ------

         Deficit accumulated during
         Development stage                       $ (200)
                                                 ------

                  Total Stockholders' Equity                       -0-
                                                                ======
TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY                                            $  -0-
                                                                ======





                See accompanying notes to financial statements.
                         See Accountant's Audit report

                                  Soldnet, Inc.
                          (A Development Stage Company)
                 STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
              For the period February 21, 2002 (date of inception)
                              to February 25, 2002



Revenue                                         $ -0-

Operating Expenses:

         General and Administrative               200
                                                -----

Loss before income taxes                                          (200)

Income Taxes                                      -0-
                                                -----

Deficit accumulated during
         development stage-February 25, 2002$                     (200)
                                                                 =====

Net loss per share                                               (0.01)






                 See accompanying notes to financial statements.
                          See Accountant's Audit report

                                 Soldnet, Inc.
                         (A Development Stage Company)
                            STATEMENT OF CHANGES IN
   STOCKHOLDER'S EQUITY For the period February 21, 2002 (date of inception)
                              to February 25, 2002


                               Common      Accumulated     Number of
                               Stock         Deficit         Shares
                            -----------    -----------    -----------
Issuance of Common Stock:
February 21, 2002           $       200                       200,000

Net loss                                   $      (200)
                            -----------    -----------    -----------
Totals                      $       200    $      (200)       200,000
                            ===========    ===========    ===========





                 See accompanying notes to financial statements.
                          See Accountant's Audit report

                                  Soldnet, Inc.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
              For the period February 21, 2002 (date of inception)
                              to February 25, 2002


Cash Flows from Operating Activities:
-------------------------------------
            Net Loss                               $   (200)
                                                   --------

Net Cash Used By Operating Activities                  (200)
-------------------------------------              --------

Cash Flows From Financing Activities
------------------------------------
            Issuance of Common Stock                    200
                                                   --------

Net cash Provided by Financing Activities               200
-----------------------------------------          --------

Net Increase in Cash                                    -0-
--------------------

Cash at Beginning of Period                             -0-
---------------------------                        --------

Cash at End of Period                              $    -0-
---------------------                              ========





                 See accompanying notes to financial statements.
                          See Accountant's Audit report

                                  Soldnet,Inc.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF FEBRUARY 25, 2002


NOTE A - Summary of Significant Accounting Policies:

Organization
------------

Soldnet,   Inc.  (a  development  stage  company)  is  a  Delaware   Corporation
incorporated on February 21, 2002.

The Company conducts business from its headquarters in Bloomfield Hills, Michigan. The Company has not yet engaged in its expected operations. The future operations will be to merge with or acquire a existing company.

The Company is in the development stage and has not yet acquired the necessary operation assets, nor has it begun any part of its proposed business. While the Company is negotiating with prospective personnel and potential customer distribution channels, there is no assurance that any benefit will result form such activities. The Company will not receive any operating revenues until the commencement of operations, but will continue to incur expenses until then.

Accounting Method
-----------------

The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

Start-Up Costs
--------------

Statement of Position 98-5 ("SOP 98-5"). "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs to be expended as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

Loss Per Share
--------------

Net loss per share is provided I accordance with financial Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic Loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of February 25, 2002, the Company had no dilutive common stock equivalents such as stock options.


                          See Accountant's Audit Report

Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction
------------------------------------------------------------------------

The Company's accounting policy for issuing shares on a non-cash transactions to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
------------

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results form the net change during the year of the deferred tax assets and liabilities.

NOTE B- Stockholder's Equity:
-----------------------------

On February 21, 2002, (date of Inception) the Company authorized 40,000,000 shares at $.001 par value common stock. 200,000 shares were issued to the shareholder for services rendered. The services amounted to $200 in aggregate at February 25, 2002.

NOTE C - Going Concern:
-----------------------

As shown in the accompany financial statements, the Company incurred at net loss of $200 from February 21, 2002 (date of inception) through February 25, 2002. The ability of the Company to continue as a going concern is dependent upon commencing operations and obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. The Company is currently seeking a merger partner or an acquisition candidate to allow it to begin its planned operations.



                          See Accountant's Audit Report

NOTE D - Income Taxes
---------------------

There is no provision for income taxes for the period ended February 25, 2002 due to the net loss.

The Company's total deferred tax asset as of February 25, 2002 is as follows:

         Net operation loss carry forward             $ -0-
         Valuation allowance                            -0-
                                                      -----
         Net deferred tax asset                         -0-
                                                      =====

Note E - Related Party Transactions
-----------------------------------

The company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the company are involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.



ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING FINANCIAL DISCLOSURE.

         There  have  been  no   disagreements   between  the  Company  and  its
independent accountants on any matter of accounting principles or practices or financial statement disclosure since the Company's inception.

PART III

ITEM 1. INDEX TO EXHIBITS.

        EXHIBIT NUMBER             DESCRIPTION

             2.1             Certificate of Incorporation
             2.2             By-Laws
            10.1             Consent of Accountants


                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Soldnet, Inc.

                                        By: /s/ Judith Stahl
                                           -----------------
                                        Judith Stahl, Director and President

                                        February 26, 2001